EXHIBIT 21.1

Subsidiary	Jurisdiction of Incorporation or Organization
Cutera Japan KK	Japan
Cutera UK Limited	United Kingdom
Cutera France SARL	France
Cutera Spain SL	Spain
Cutera Switzerland GmbH	Switzerland
Cutera Australia Pty Ltd	Australia
Cutera Canada Inc	Canada
Cutera Germany GmbH	Germany
Cutera Hong Kong Limited	Hong Kong
Cutera Italy SRL	Italy
Cutera Belgium SPRL	Belgium